

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Irina Tchernikova
President
Vitas Group, Inc.
Italia #32-81 Y Mariana de Jesus
Quito, EC 170102 Ecuador

Re: **Vitas Group, Inc.**
       Amendment No. 2 to the Registration Statement on Form S-1
       Filed September 28, 2011
       File No. 333-175590

Dear Ms. Tchernikova:

We have reviewed your response to our letter dated September 19, 2011 and have the following additional comments.

Prospectus Summary, page 5

1. Please revise the first paragraph to disclose your cash on hand as of the most recent practicable date. We note that you had $92 in cash on hand as of August 31, 2011.

Profit Sharing Arrangements, page 26

2. We note your response to prior comment 17 and reissue. With a view to revised disclosure, please explain to us in greater detail how you derived the revenue estimates that you disclose on page 26. Tell us the sources of your market data, what countries comprised your sample, and briefly discuss how these other markets are or are not comparable to the Quito, Ecuador market.

Other

3. Please provide a currently dated consent from the independent registered public accounting firm in the next amendment.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 if you have any questions regarding these comments.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Luis Carrillo
Carrillo, Huettel & Zouvas, LLP